JIADE LIMITED

September 21, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Joel Parker
Rucha Pandit
Lilyanna Peyser

Re:	JIADE LIMITED
Draft Registration Statement on Form F-1
Submitted August 3, 2023
CIK No. 0001976908

Ladies and Gentlemen:

This letter is in response to the letter dated August 31, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to JIADE LIMITED (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Cover page

1. We note that you intend to be listed on the Nasdaq Capital Market and that “insiders will hold a large portion of [y]our listed securities.” Please tell us whether you will be deemed a “controlled company” as defined by Nasdaq and, if so, whether you intend to rely on any exemptions as a controlled company. To the extent applicable, please disclose here and in the prospectus summary that you are a controlled company, identify the person(s) who will control the company and their ownership percentages, and include a risk factor that discusses the effect, risks and uncertainties of being a controlled company. In addition, to the extent that a small group of insiders will be able to control all or some of the matters subject to shareholder approval, please include a risk factor discussing the associated risks.

We respectfully advise the Staff that we will not be deemed a “controlled company” as defined under Nasdaq Marketplace Rules 5615(c), because following the completion of our initial public offering based on a proposed number of 2,200,000 ordinary shares being offered, our largest shareholder, Mr. Yuan Li, will hold approximately 47% of the aggregate voting power of our issued and outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option.

2. We note your representation that you are “are an exempted company with limited liability incorporated in the Cayman Islands with no material operations of [y]our own and are not a Chinese operating company.” Please revise your disclosure here to explicitly state that this structure involves unique risks to investors.

In response to the Staff’s comments, we revised our disclosure on the cover page and pages 1, 57, and 74 of the Amended Draft Registration Statement to disclose that this structure involves unique risks to investors.

3. We note your disclosure here, and similar disclosure elsewhere in your prospectus, that your ordinary shares may be prohibited from trading if the PCAOB “is unable to inspect [y]our auditors for three consecutive years.” Please revise this paragraph to refer to the inspection rules as they are currently in effect.

In response to the Staff’s comments, we revised our disclosure on the cover page and pages 3 and 19 of the Amended Draft Registration Statement to disclose our ordinary shares may be prohibited from trading if the PCAOB is unable to inspect our auditors for two consecutive years.

4. Here and in the prospectus summary you disclose the consequences if you do not receive/maintain the required approvals to list in the U.S. Please expand this discussion of consequences to clarify that it also applies if you do not receive/maintain the required permissions and approvals to operate your business or offer your securities.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 2 of the Amended Draft Registration Statement to disclose that such consequences also apply if we do not receive/maintain the required permissions and approvals to operate our business or offer our securities.

Conventions that Apply to this Prospectus, page ii

5. Please define “adult education institutions” as you use the term in the prospectus.

In response to the Staff’s comments, we revised our disclosure on page ii of the Amended Draft Registration Statement to define “adult education institutions.”

Permissions or Approval Required from the PRC Authorities for Our Operations and Offering,

6. Please revise to state here, as you do on the cover page, that your counsel confirmed that you are not subject to cybersecurity review or network data review by the CAC. Please also revise to state, if true, that other than the CSRC review, you are not required to obtain, nor have you been denied, any other approval, licenses, or permits from PRC governmental authorities to offer your securities.

In response to the Staff’s comments, we revised our disclosure on page 9 of the Amended Draft Registration Statement to disclose that (i) our PRC counsel confirmed that we are not subject to cybersecurity review or network data review by the CAC, and (ii) other than the CSRC review, neither we nor our PRC subsidiaries are required to obtain, or have been denied, any other approval, licenses, or permits from PRC governmental authorities to offer our securities.

Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences,

7. Please revise the disclosure here to provide a cross-reference to the consolidated financial statement.

In response to the Staff’s comments, we revised our disclosure on pages 9 to 10 of the Amended Draft Registration Statement to include a cross-reference to our audited consolidated financial statements for the years ended December 31, 2021 and 2022.

Risk Factors, page 16

8. We note your disclosure on page F-25 that “[l]oans issued at variable rates and fixed rates expose [you] to cash flow interest rate risk and fair value interest rate risk respectively.” To the extent material, please revise your summary risk factors and risk factors sections to specifically identify such interest rate risks. In your risk factor disclosure, please discuss the impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

In response to the Staff’s comments, we revised our disclosure on pages 37 to 38 of the Amended Draft Registration Statement to disclose the risks related to fluctuations in interest rates, as well as how interest rate increases have affected our business and how they have affected our operations.

9. To the extent applicable, please update your risk factors to disclose how recent inflationary pressures have materially impacted your business and operations. For example, identify the types of inflationary pressures you are facing and how your business has been affected.

We respectfully advise the Staff that, as of the date of this letter, our PRC subsidiaries have not experienced any material inflationary pressures or disruptions. According to the National Bureau of Statistics of China, the national Consumer Price Index in China only increased by 0.9% and 2.0% in 2021 and 2022, respectively. As such, the business and operations of our PRC subsidiaries have not been negatively impacted by any adverse consequences arising from inflationary pressures or challenges.

Increases in labor costs in the PRC may adversely affect our PRC subsidiaries' business and profitability, page 23

10. We note your disclosure that the “average wage level for [y]our PRC subsidiaries’ employees has also increased in recent years.” To the extent material, please quantify the impact of increased labor costs on your business and explain whether any mitigation efforts introduce new material risks.

In response to the Staff’s comments, we revised our disclosure on pages 21 to 22 of the Amended Draft Registration Statement to quantify the impact of increased labor costs on our business. In addition, we respectfully advise the Staff that, despite increasing labor costs during 2021 and 2022, our revenue and profit increased faster than the increase in labor costs. As such, as of the date of this letter, we have not undertaken any mitigation efforts to mitigate the rise in labor costs, and thus have not incurred any new material risks introduced by such mitigation efforts.

Our PRC subsidiaries may fail to protect their intellectual property, page 23

11. We note your disclosure here that your “PRC subsidiaries have already acquired 23 software copyrights and are anticipating certification for an additional 10 software copyrights.” However, we also note your disclosure on pages 3, 33, 57, 73, 74, 81, 83 and 89 that your PRC subsidiaries have acquired “31 software copyrights.” Please revise your disclosure to reconcile this discrepancy.

In response to the Staff’s comments, we revised our disclosure on page 35 of the Amended Draft Registration Statement to disclose our PRC subsidiaries have acquired 31 software copyrights since their incorporation in April 2020.

Our PRC subsidiaries face risks related to natural disasters, health epidemics . . ., page 38

12. We note your disclosure here and on page 58 that “[d]uring the years ended December 31, 2021 and 2022, [y]our PRC subsidiaries’ business was moderately impacted by the COVID-19 pandemic,” including that it “reduced demand for adult education training and examinations, and disrupted logistics, moderately affected [y]our PRC subsidiaries’ business, financial condition, and results of operations.” Please expand your disclosure here and elsewhere as appropriate to quantify this impact on your revenue or results of operations during the years ended 2021 and 2022.

In response to the Staff’s comments, we revised our disclosure on pages 37 and 58 of the Amended Draft Registration Statement to quantify the impact of the COVID-19 pandemic on our revenue and results of operations during the years ended December 31, 2021 and 2022.

Use of Proceeds, page 50

13. We note this is a best efforts offering with a finite offering period. Please tell us what consideration you gave to revising the disclosure here to provide use of proceeds information for varying levels of proceeds raised in this offering.

We respectfully advise the Staff that we have engaged a new underwriter to manage the offering on a firm commitment basis and have revised related disclosure throughout the Amended Draft Registration Statement accordingly.

14. We note that you plan to use approximately 40% of the net proceeds from this offering for “acquiring vocational education and training institutions . . . and establishing ten to eight examination centers.” If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. Further, if the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Part I, Item 4.a of Form F-1 and Part I, Item 3.C of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 49 of the Amended Draft Registration Statement to clarify that we have not entered into any binding agreement for any acquisition or identified any definite acquisition target as of the date of this letter.

Capitalization, page 53

15. Please revise to include indebtedness in your capitalization. Refer to Item 3B of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 52 of the Amended Draft Registration Statement to include indebtedness in the Capitalization table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 59

16. Please provide a more fulsome discussion of your operating results including quantitative and qualitative description of the reasons underlying material changes. For example, your discussion of the 86% increase in selling expenses repeats changes disclosed in the provided table but does not discuss the factors underlying those increases. In addition, for each of your revenue by type presented in the table on page 60 you do not disclose the reason for the increase in the number of students. Revise your discussion as appropriate. Refer to Item 5 of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on pages 60 to 62 of the Amended Draft Registration Statement to (i) provide more detailed discussion of our operating results, including quantitative and qualitative description of the reasons underlying material changes, and (ii) disclose the reasons for the increase in the number of students for each of our revenue by type presented in the table on page 60 of the Amended Draft Registration Statement.

Critical Accounting Estimates, page 67

17. You disclose that you have determined there were no critical accounting estimates. You also disclose that you make judgments, estimates, and assumptions that affect your reported amount of assets, liabilities, revenue, costs and expenses and that you believe that the estimates include useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets, contingencies and realization of deferred tax assets. This appears to contradict your disclosure that you have determined there were no critical accounting estimates. Please explain to us how you determined that you had no critical accounting estimates. Refer to Item 5E of Form 20-F.

We respectfully advise the Staff that we have concluded that there were no critical accounting estimates that affect the preparation of financial statements for the years ended December 31, 2021 and 2022. For the items mentioned in the Staff’s comments above, our analysis and conclusion are as follows:

•	Useful lives of property and equipment and intangible assets. We determined the useful lives of property and equipment and intangible assets by referencing useful lives commonly used in the industry for the property and equipment and intangible assets that are in the same category. Our property and equipment and intangible assets are fixed assets, such as motor vehicles, office equipment, leasehold improvement, and software that are commonly used in the industry and they are not unique or specialty fixed assets. Therefore, we concluded that there were no critical estimates involved in the useful lives of property and equipment and intangible assets.

•	Right-of-use assets and lease liabilities: Our right-of-use assets and lease liabilities were initially calculated based on discounting the lease payments by the incremental borrowing rate over the lease term. The lease payments are stipulated in the lease agreement and, as such, no estimates were required. The incremental borrowing rate was determined by referencing our bank borrowing rate and thus there was little management’s estimate involved. Therefore, we concluded that there were no critical estimates involved in the recognition of right-of-use assets and lease liabilities.

•	Valuation of accounts receivable: We determined the valuation of accounts receivable by referencing the historical collection and individual accounts analysis. For the years ended December 31, 2021 and 2022, the accounts receivable were totally collected and, therefore, we concluded that there were no critical estimated involved in the valuation of accounts receivable.

•	Recoverability of long-lived assets: The assessment of long-lived asset recoverability only requires the use of estimates when impairment indicators exist. These estimates include for any long-lived asset: (i) the formulation of assumptions used in calculating undiscounted cash flows when impairment indicators exist, and (ii) estimates used to calculate the fair value when comparing to its carrying value to determine the amount of impairment loss when undiscounted cash flows fall below the carrying value of such long-lived asset. We have concluded that there were no impairment indicators for our long-lived assets as of December 31, 2021 and 2022. Therefore, we concluded that there were no critical estimates in this regard for the preparation of our financial statements for the years ended December 31, 2021 and 2022.

•	Contingencies: Contingencies require use of estimates when a loss has probably occurred and a reasonable estimate of the loss can be made. In general, we are subject to contingencies, including legal proceedings and claims, arising out of our business that relate to a wide range of matters, such as government investigations and tax matters. For the years ended December 31, 2021 and 2022, we have concluded that there were no occurrences of such contingencies, and therefore, there were no critical estimates in this regard for the preparation of our financial statements for the years ended December 31, 2021 and 2022.

•	Realization of deferred tax assets: We value our deferred tax assets using enacted tax rates expected to apply to taxable income in the years when those temporary differences are expected to be recovered. The tax rates are enacted and there were no estimates required. The reversal of temporary differences is accounted for in our taxable income for the following year. Therefore, we concluded that there were no critical estimates involved in the realization of deferred tax assets.

Industry, page 68

18. We note the industry data presented here provides metrics up to and including 2021. Given that you commissioned the Frost & Sullivan report in February 2023 and your financial statements include information for the year ended December 31, 2022, please update your Industry section to include industry data for 2022. Alternatively, please explain why presenting industry data through 2021 is meaningful to investors.

In response to the Staff’s comments, we revised our disclosure on pages 69 to 73 of the Amended Draft Registration Statement to include industry data for 2022.

Customers, page 76

19. We note your disclosure here and on page 34 that “[f]or the year ended December 31, 2021, the top three customers of [y]our PRC subsidiaries accounted for 59%, 19%, and 11% of [y]our total revenue, respectively. During the year ended December 31, 2022, the top three customers of [y]our PRC subsidiaries accounted for 50%, 19%, and 8% of [y]our total revenue, respectively.” In the interest of enhancing investors' understanding of your business, please tell us what consideration you gave to identifying these customers on whom your business materially depends.

In response to the Staff’s comments, we revised our disclosure on pages 32 and 77 of the Amended Draft Registration Statement to identify the top three customers.

Related Party Transactions, page 104

20. Please revise this section through the date of the prospectus. Refer to Item 7.B of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on pages 105 to 106 of the Amended Draft Registration Statement to disclose the related party transactions since the beginning of our preceding three financial years up to the date of the Amended Draft Registration Statement.

Where You Can Find Additional Information, page 139

21. Please update your disclosure to include your internet address. Refer to Item 4(e) of Form F-1.

In response to the Staff’s comments, we revised our disclosure on page 137 of the Amended Draft Registration Statement to disclose our Internet address.

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies

Revenue recognition, page F-12

22. Please more specifically clarify for us the nature of the underlying services you provide and who your customer is when you have provided these services. We note from your disclosure that these services may include online services offered through the KB Platform and offline services such as tutoring, exam administration services, and guidance on graduation thesis preparation. To help us better understand the nature of such arrangements, describe for us in detail the significant terms of the contracts. As part of your response, please describe for us:

•	who your customer(s) is in the arrangement;
•	the goods and/or services that are promised to your customer(s);
•	whether the goods and/or services represent one or multiple performance obligations; and
•	when the performance obligation(s) is satisfied.

In response to the Staff’s comments, we revised our disclosure on pages F-12 to F-13 of the Amended Draft Registration Statement to clarify the nature of the underlying services we provide and who our customers are when we provide such services.

In addition, with regards to the items mentioned in the Staff’s comments above, we respectfully advise the following:

•	who our customers are in the arrangement: We enter into service contracts with adult education institutions to provide one-stop comprehensive education supporting services. It is likely within the scope of the revenue recognition standard that the essence of this arrangement involves us providing one-stop comprehensive education supporting services to adult education institutions, and these services are considered part of our ordinary business operations and are exchanged for compensation. Therefore, we identify our customers as the adult education institutions to which we provide services.

•	the services that are promised to our customers: We provide one-stop comprehensive education supporting services to our customers. One-stop comprehensive education supporting services encompass exam administration services and teaching support services throughout the entire teaching cycle from pre-enrollment to post-graduation. Specifically, we offer pre-enrollment guidance on school/major selection, application strategy development, preparation for entrance exams, and assistance with the application process. Additionally, we provide offline tutoring, exam administration services, and analysis of students' learning progress throughout the course of study, and we also offer post-graduation guidance on graduation thesis and social practice assistance.

•	whether the services represent one or multiple performance obligations: We provide one-stop comprehensive education supporting services from pre-enrollment services to post-graduation services. Without the comprehensive services we provide, the adult education institutions’ ability to benefit from the one-stop comprehensive education supporting services would be significantly limited over the contract term. These comprehensive services need to be combined into a single performance obligation because they are not separately identifiable in the contract. Therefore, the services we provide represent one performance obligation.

•	when the performance obligation is satisfied: A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The transfer of control of our education supporting services occurs over time upon the delivery of the services to adult education institutions based on the terms of the semester. Therefore, the revenue from such service is recognized over the contract term on a straight-line basis as adult education institutions receive and consume the benefits of such services.

General

23. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

24. We note your disclosure on page 32 that your business relies on the uninterrupted functioning of your technology infrastructure which, in turn, “is potentially vulnerable to damages or interruptions.” In an appropriate place, please describe any processes for assessing, identifying and managing material risks from cybersecurity threats, as well as the extent and nature of the role of the board of directors in overseeing cybersecurity threats and managing the related risks, including in connection with the company's software and data protection.

In response to the Staff’s comments, we revised our disclosure on page 30 of the Amended Draft Registration Statement to disclose the processes we use to assess, identify, and manage material risks from cybersecurity threats, as well as the extent and nature of the role of the board of directors in overseeing cybersecurity threats and managing the related risks, including in connection with our software and data protection.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yuan Li
Name:	Yuan Li
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC